# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENERAL STEEL HOLDINGS INC, CIK 0001239188
CUSIP: 370853202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: SUITE 803, T1-B WANG JING SOHO,, CHAOYANG DISTRICT, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001870412
Persons authorized to receive notices and communications: Jacob Mohs, 1250 Wayzata Blvd E Suite 1 #5044, Wayzata, Minnesota (MN), 55391, 7634126125

## Reporting persons
- Alternative Liquidity Index LP (CIK 0001870412): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 225,010,000; sole dispositive power 0; shared dispositive power 225,010,000; aggregate amount beneficially owned 225,010,000 (83% of the class)
- Alternative Liquidity GP LLC (CIK 0002153503): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 225,010,000; sole dispositive power 0; shared dispositive power 225,010,000; aggregate amount beneficially owned 225,010,000 (83% of the class)
- Alternative Liquidity Capital Management LLC (CIK 0002153501): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 225,010,000; shared voting power 0; sole dispositive power 225,010,000; shared dispositive power 0; aggregate amount beneficially owned 225,010,000 (83% of the class)
- Mohs Jacob Nicholas (CIK 0002153121): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 225,010,000; shared voting power 0; sole dispositive power 225,010,000; shared dispositive power 0; aggregate amount beneficially owned 225,010,000 (83% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: GENERAL STEEL HOLDINGS INC
Address of issuer's principal executive offices: SUITE 803, T1-B WANG JING SOHO,, CHAOYANG DISTRICT, BEIJING, China (F4), 100102

## Item 2. Identity and Background
Name of person filing:
The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:
1. Alternative Liquidity Index LP ("LP")
2. Alternative Liquidity GP LLC ("GP")
3. Alternative Liquidity Capital Management LLC ("Management")
4. Jacob Nicholas Mohs
Residence or business address: The principal place of business for each of the Reporting Persons is 1250 Wayzata Blvd E Suite 1 #5044 Wayzata, MN 55391.
Present principal occupation or employment: The principal business of LP is investing in securities. The principal business of GP is serving as general partner of LP. The principal business of Management is acting as the investment manager of LP. The principal occupation of Mr. Mohs is serving as the sole managing member of Management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: LP, GP and Management are organized under the laws of the State of Delaware. Mr. Mohs is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of September 11, 2026, LP had invested $1,251 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of LP.

On December 29, 2023, the Issuer and LP entered into a Stock Issuance Agreement (the "Issuance Agreement"), pursuant to which the Issuer issued 100 shares of Series C Preferred Stock as consideration for LP to provide certain services to the Issuer in connection with rehabilitating the company for the benefit of its stockholders.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D relates to shares of Common Stock of the Issuer held in the account of LP, of which GP is the general partner. Management serves as the investment manager of LP and may direct the vote and disposition of the 225,010,000 shares of Common Stock held by LP. As the sole managing member of Management, Mr. Mohs may direct the vote and disposition of the 225,010,000 shares of Common Stock held by LP.

On August 19, 2026, the board of directors of Issuer adopted resolutions declaring it advisable and in the best interests of the Issuer to amend the Articles of Incorporation to authorize 500,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

On September 11, 2026, the 100 shares of Series C Preferred Stock held by LP pursuant to the Issuance Agreement were converted into 225,000,000 shares of Common Stock. LP additionally held 10,000 shares of Common Stock prior to such conversion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference. The percentages used in this Schedule 13D are calculated based on 271,013,956 shares of Common Stock outstanding as of September 11, 2026, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 3 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Alternative Liquidity Index LP: /s/ Jacob Mohs, Jacob Mohs, Managing Member (09/15/2026)
- Alternative Liquidity GP LLC: /s/ Jacob Mohs, Jacob Mohs, Managing Member (09/15/2026)
- Alternative Liquidity Capital Management LLC: /s/ Jacob Mohs, Jacob Mohs, Managing Member (09/15/2026)
- Mohs Jacob Nicholas: /s/ Jacob Mohs, Jacob Mohs, self (09/15/2026)